June 15, 2016

Kimberly Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Probabilities Sector Rotation Fund

Dear Ms. Browning:

On April 8, 2016, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Probabilities Sector Rotation Fund (the "Fund") a series of the Registrant, filed Post-Effective Amendment No. 813 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Kimberly Browning provided the following comments on May 27, 2016 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please provide or finalize any missing or bracketed disclosures.

Response. Any missing or bracketed disclosure will be finalized in the Fund’s next post-effective amendment.

Comment 2. Please make all conforming changes to the prospectus and SAI.

Response. The conforming changes will be made.

Comment 3. Please explain any references to legal authorities in plain English.

Response. Any references to legal authorities will be explained in plain English.

Comment 4. Please acknowledge the 75-day waiting period for effectiveness.

Response. The Registrant so acknowledges.

Comment 5. Please confirm that the estimated fees and expenses in the fee table are good faith estimates for the Fund’s first fiscal year.

825756.2

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Response. The Registrant so confirms.

Comment 4. Please confirm that any expenses related to short sales have been reflected in the fee table and that short sales disclosure is appropriately provided in Items 4 and 9 of the registration statement.

Response. The Registrant so confirms. The Fund does not intend to engage in short sales as a principal investment strategy.

Comment 4. Please clarify whether the Fund’s name is related to the name of the Fund’s adviser or the reference to the adviser’s model which sells or seeks “inverse exposure to a sector during periods with a high probability of negative returns.”

Response. The Fund’s name is a reference to the Fund’s adviser, and not to any specific term used in the principal investment strategy disclosure.

Comment 5. Please explain what is meant by “sector rotation” in plain English.

Response. The Registrant believes that existing disclosure appropriately addresses what is meant by the term “sector rotation.”

Comment 6. Please confirm that all principal investment strategies and risks have been summarized in Item 4 of the registration statement.

Response. The Registrant so confirms.

Comment 7. Please disclose each type of ETF that the Fund may invest in as a principal strategy including if such ETFs are affiliated with the Fund. Please name any specific ETF that the Fund will invest in as a principal investment strategy.

Response. The disclosure has been revised as follows:

The Fund utilizes a ‘‘fund of funds’’ structure to invest principally in sector-based equity and commodities-related exchange-traded funds (“ETFs’’), including inverse ETFs and leveraged ETFs.

Comment 8. Please provide disclosure regarding leveraged and inverse ETFs and appropriate risk disclosure for each.

Response. Existing disclosure addresses the use of leveraged and inverse risks and their respective risks.

Comment 9. Please clarify if the Fund intends to use equity ETFs.

Response. Please see response to Comment 7.

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Comment 10. Please clarify the adviser’s considerations when making a decision to buy or sell a security.

Response. The Registrant respectfully declines to revise the disclosure.

Comment 11. Please consider whether the disclosure that the Fund is actively managed is appropriate given that the Fund is not an index fund.

Response. The Registrant believes the disclosure is appropriate given the high level of trading that is anticipated for the Fund’s portfolio.

Comment 12. Please disclose if the Fund will invest in private funds that rely on the exemptions provided by Sections 3(c)(1) and 3(c)(7).

Response. The Fund does not intend to invest in private funds that rely on the exemptions provided by Sections 3(c)(1) and 3(c)(7).

Comment 13. Please confirm that the Fund does not intend to concentrate in investment in an industry or group of industries. Please consider the concentration policies of underlying funds.

Response. The Registrant so confirms.

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Comment 14. Please delete the two last sentences of the introductory paragraph to the principal risks section in Item 4.

Response. The requested deletion has been made.

Comment 15. Please disclose that it would be cheaper for an investor to invest directly in the underlying ETFs in which the Fund invests to obtain exposure to such ETFs.

Response. Existing disclosure addresses the fact that it would be cheaper for an investor to invest directly in the underlying ETFs in which the Fund invests to obtain exposure to such ETFs.

Comment 16. Please consider adding specific sector risk as appropriate.

Response. The Registrant respectfully declines to revise the disclosure.

Comment 17. Please consider adding risk disclosure for ETFs regarding market price discount and premium relative to NAV.

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Response. The following disclosure has been added:

Comment 18. Please include a heading for the Management section of the prospectus.

Response. The requested change has been made.

Comment 19. Please consider that information presented in Item 4 need not be repeated in Item 9.

Response. The Registrant has considered that information presented in Item 4 need not be repeated in Item 9.

Comment 20. Please consider revising commodities risk disclosure to reflect that such risks are a result of the Fund’s investment in commodities-related ETFs.

Response. The disclosure has been revised as follows:

Commodities Risk. Investing in the commodities-related ETFs may subject the Fund to greater volatility than investments in traditional securities. Commodity prices may be influenced by unfavorable weather, animal and plant disease, geologic and environmental factors as well as changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions.

Comment 21. Please consider deleting the reference to derivatives in the Management Risk disclosure.

Response. The requested deletion has been made.

Comment 22. Please consider the Barry Miller ICI letter with respect to disclosure regarding the Fund’s use of derivatives.

Response. The Registrant acknowledges considering the Barry Miller letter with respect to its disclosure regarding derivatives.

Comment 23. Please consider deleting or revising the reference to “Under certain circumstances” in the ETF Inverse Risk in Item 9.

Response. The phrase” Under certain circumstances” has been deleted.

Comment 24. Please revise the “Temporary Defensive” section to disclose that the Fund’s temporary defensive investment strategies are inconsistent with its principal strategies and that it may not achieve its investment objective.

Response. The disclosure has been revised as follows:

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While the Fund is in a defensive position, the Fund may not necessarily follow its principal investment strategies and may not achieve its investment objective.

Comment 25. Please explain why the Fund’s operating expense limitation agreement with the adviser is not reflected in the fee table.

Response. The Fund’s estimated gross operating expenses are below the expense limitation agreement amount. Accordingly, the agreement is not reflected in the fee table.

Comment 26. Please confirm that the expense limitation agreement’s recapture provisions are limited to the lesser of the amount available under the expense cap at the time of the waiver or at the time of recapture.

Response. The Registrant so confirms.

Comment 27. Please consider defining the term “other collective investments” in the footnote to the fee table.

Response. The Registrant respectfully declines to revise the disclosure.

Comment 28. Please disclose that fund orders are processed at NAV after received in good order by the Fund.

Response. Existing disclosure addresses that fund orders are processed at NAV after received in good order by the Fund.

Comment 29. Please disclose what constitutes receipt for the purposes of fund share transactions.

Response. Existing disclosure addresses receipt for the purposes of fund share transactions.

Comment 30. Please disclose the timeframe for redemption proceeds to be sent to a redeeming shareholder.

Response. Existing disclosure addresses the timeframe for redemption proceeds to be sent to a redeeming shareholder.

Comment 31. Please disclose the risks associated with receiving redemptions in kind.

Response. Existing disclosure addresses the risks of receiving in-kind redemptions from the Fund.

Comment 32. Please disclose in the “Types of Investments” section of the SAI that the Fund may change its investment objective with 60 days’ notice to shareholders.

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Response. The requested change has been made.

Comment 33. Please confirm all non-principal investment strategies are disclosed in the SAI.

Response. The Registrant so confirms.

Comment 34. Please distinguish between principal and non-principal investment strategies in the SAI.

Response. The following disclosure has been added:

To the extent that a type of investment is not discusses in the section of a Fund’s prospectus titled ”Principal Investment Strategies,” such type of investment is not used by the Fund in executing its principal investment strategies.

Comment 35. Please confirm that all principal investment strategies and risks are disclosed in Item 9.

Response. The Registrant so confirms.

Comment 36. Please disclose the Section 12 exemption that the Fund intends to rely on with respect to its investment in other registered investment companies.

Response. The following disclosure has been added:

The Fund intends to rely on the provisions of Section 12(d)(1)(F) with respect to its investment in other non-affiliated registered investment companies.

Comment 37. Please confirm if the Fund will engage in total return or credit default swaps.

Response. The Registrant confirms that it will not engage in total return swaps or credit default swaps.

Comment 38. For the securities lending policy, please explain the regulatory limitations on lending.

Response. Existing disclosure for securities lending addresses the regulatory limitations on lending.

Comment 39. Please provide disclosure on reverse repurchase agreements in the SAI.

Response. The following disclosure has been added.

Reverse Repurchase Agreements

In a reverse repurchase agreement, the Fund sells portfolio securities to another party and agrees to repurchase the securities at an agreed-upon price and date. Reverse repurchase agreements involve the risk that the other party will fail to return the securities in a timely manner, or at all, which may result in

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losses to the Fund. The Fund could lose money if it is unable to recover the securities and the value of the collateral held by the Fund is less than the value of the securities. These events could also trigger adverse tax consequences to the Fund. Reverse repurchase agreements also involve the risk that the market value of the securities sold will decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements may increase fluctuations in the Fund’s NAV and may be viewed as a form of borrowing by a Fund

Comment 40. Please confirm that the Fund will look through to its underlying funds’ concentration policy for the purposes of its own concentration policy.

Response. The Registrant so confirms.

Comment 42. Please consider adding disclosure that the Fund will not purchase additional securities if leverage represents 5% or more of the Fund’s assets.

Response. Existing disclosure addresses the Fund’s limit on purchasing securities during periods of outstanding borrowings or leverage.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla